Exhibit 4.2

AGREEMENT FOR LETTER OF CREDIT dated as of April 23, 2012

Unless otherwise defined in this Agreement, capitalized terms used in this Agreement shall have the meanings set forth in Section 26.

Citibank, N.A. (“Citibank”) agrees to issue at the request and for the account of the undersigned (the “Applicant”) one or more irrevocable letters of credit, each in a form satisfactory to the Applicant and Citibank (each a “Credit”, and collectively, the “Credits”), up to an aggregate maximum amount not to exceed the amount of the Security Letter of Credit, substantially in accordance with the terms and conditions hereof. In consideration of your issuing, from time to time, one or more Credits substantially in accordance with the terms and conditions provided by the Applicant, Applicant unconditionally agrees with Citibank as follows:

1. Condition to Issuance of any Credit. The obligation of Citibank to issue a Credit hereunder, on any Business Day, is subject to (a) the Security Letter of Credit having an available amount not less than the sum of (i) the aggregate amount of the Credits outstanding on such date, plus (ii) the aggregate amount of Drafts, if any, not reimbursed by or on behalf of Applicant on such date, plus (iii) the amount of the Credit that Applicant has requested Citibank to issue on such date, (b) any such Credit having a maturity date that is no later than five Business Days prior to the expiration date of the Security Letter of Credit and (c) Citibank having received at least one Business Day’s prior written notice at its office specified below requesting such Credit in the form attached as Annex I.

2. Reimbursement. Applicant will pay Citibank the amount of each draft or other request for payment (each, a “Draft”) drawn under any Credit, whether drawn before, on or, if in accordance with applicable law, after the expiry date stated in any such Credit. Each such payment shall be made, following payment by Citibank, on demand.

3. Commissions, Fees, Charges and Expenses. Applicant will pay Citibank within ten Business Days of demand therefor, all customary expenses, charges and other amounts which Citibank actually pays or actually incurs in connection with the Credits, it being agreed that Applicant is not obligated to pay to Citibank any commitment commission, facility fee or letter of credit fee in respect of the Credits.

4. Payments; Interest on Past Due Amounts; Computations. All amounts due from Applicant shall be paid to Citibank at 399 Park Avenue, New York, New York 10043 (or such other address notified to Applicant in writing), without defense, set-off, cross-claim, or counterclaim of any kind, in U.S. dollars and in same day funds. For the avoidance of doubt, if any such amount due from Applicant is denominated in a currency other than U.S. Dollars, Applicant will pay the equivalent of such amount in U.S. Dollars computed at Citibank’s selling rate for cable transfers to the place where and in the currency in which such amount is payable, or such other currency, place, form and manner acceptable to Citibank and the Applicant. Any amount not paid when due shall bear interest until paid in full at a daily fluctuating interest rate per annum equal to two percent per annum above the rate of interest announced publicly from time to time by Citibank in New York as Citibank’s Base Rate. Applicant authorizes Citibank, upon prior written notice, to charge any account of Applicant for any amount when due. Unless otherwise agreed in writing as to any Credit, all computations of commissions, fees and interest shall be based on a 360-day year and actual days elapsed.

5.	Additional Costs. (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, Citibank; or

(ii) impose on Citibank any other condition affecting this Agreement or the Credits;

and the result of any of the foregoing shall be to increase the cost to Citibank in an amount

Citibank deems material of issuing or maintaining the Credits or reduce the amount of any sum received or receivable by Citibank hereunder (whether of principal, interest or otherwise), other than any increase in costs resulting from (i) Excluded Taxes or (ii) Indemnified Taxes or Other Taxes to which Section 6 is applicable, then Applicant will pay to Citibank in accordance with Section 4 such additional amount or amounts as will compensate Citibank for such additional costs incurred or reduction suffered.

(b) If Citibank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on Citibank’s capital or on the capital of Citibank’s holding company, if any, as a consequence of this Agreement or the Credits to a level below that which Citibank or Citibank’s holding company could have achieved but for such Change in Law (taking into consideration Citibank’s policies and the policies of Citibank’s holding company with respect to capital adequacy), then from time to time Applicant will pay to Citibank in accordance with Section 4 such additional amount or amounts as will compensate Citibank or Citibank’s holding company for any such reduction suffered.

(c) A certificate of Citibank setting forth the amount or amounts necessary to compensate Citibank or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section, and explaining in reasonable detail the method by which such amount or amounts shall have been determined, shall be delivered to Applicant and shall be conclusive absent manifest error; provided that Citibank shall not be required to deliver information pursuant to this Section relating to its business, other than any such information that is available to the Applicant on a nonconfidential basis prior to the date of such certificate. Applicant shall pay to Citibank the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of Citibank to demand compensation pursuant to this Section shall not constitute a waiver of Citibank’s right to demand such compensation; provided that Applicant shall not be required to compensate Citibank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that Citibank notifies Applicant of the Change in Law giving rise to such increased costs or reductions and of Citibank’s intention to claim compensation therefor.

(e) Notwithstanding the foregoing provisions of this Section, Citibank shall not be entitled to compensation pursuant to this Section if it is not at the time the general policy or practice of Citibank to demand compensation in similar circumstances in similar agreements.

6. Taxes. Any and all payments by or on account of any obligation of Applicant hereunder shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided that if Applicant shall be required by applicable law to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) Citibank receives an amount equal to the sum it would have received had no such deductions been made, (ii) Applicant shall make such deductions and (iii) Applicant shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, Applicant shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) Applicant shall indemnify Citibank, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by Citibank on or with respect to any payment or an account of any Obligation of the Applicant hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Applicant by Citibank shall be conclusive absent manifest error. Notwithstanding the foregoing, the Applicant shall have no obligation to indemnify Citibank for any interest, penalties or expenses described above and arising from the gross negligence or willful misconduct of Citibank in taking any action it was required to take including, but not limited to, filing any tax return or report in a timely manner.

(d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by Applicant to a Governmental Authority, Applicant shall deliver to Citibank the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Citibank.

(e) Any assignee that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which Applicant is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall, upon request of Applicant, deliver to Applicant, at the time or times prescribed by applicable law or reasonably requested by Applicant, such properly completed and executed documentation prescribed by applicable law or as reasonably requested by the Applicant as will permit such payments to be made without withholding or at a reduced rate.

(f) If Citibank determines that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Applicant or with respect to which the Applicant has paid additional amounts pursuant to this Section 6, it shall pay over such refund to the Applicant (but only to the extent of indemnity payments made, or additional amounts paid, by the Applicant under this Section 6 with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of Citibank and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Applicant, upon the request of Citibank, agrees to repay the amount paid over to the Applicant (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to Citibank in the event Citibank is required to repay such refund to such Governmental Authority. This Section shall not be construed to require Citibank to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Applicant or any other Person.

7. Indemnification. (a) Applicant agrees to pay (i) all reasonable out-of-pocket expenses incurred by Citibank and its Affiliates, including the reasonable fees, charges and disbursements of counsel for Citibank, in connection with the preparation and administration of this Agreement or any amendments, modifications or waivers of the provisions hereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all reasonable out-of-pocket expenses incurred by Citibank, including the reasonable fees, charges and disbursements of any counsel for Citibank, in connection with the enforcement or protection of its rights in connection with this Agreement, including its rights under this Section, or in connection with the Credits, including in connection with any workout, restructuring or negotiations in respect thereof.

(b) Applicant agrees to indemnify Citibank, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the consummation of the transactions contemplated hereby, (ii) any Credit or the use of the proceeds thereof (including any refusal by Citibank to honor a demand for payment under any Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by Applicant or any of its Subsidiaries, or any Environmental Liability related in any way to Applicant or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or its Affiliates or from a breach of this Agreement by such Indemnitee.

(c) To the extent permitted by applicable law, each party hereto shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, any Credit or the use of the proceeds thereof.

(d) All amounts due under this Section shall be payable promptly after written demand therefor accompanied by the appropriate invoice or other detail supporting such amount.

8. Obligations Absolute: Limitations of Liability. (a) Applicant’s obligation to repay the Drafts and to make the other payments provided herein (the “Obligations”) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of the Credits or this Agreement, or any term or provision therein, (ii) the existence of any claim, set-off, defense or other right that Applicant, or any Affiliate of Applicant may have at any time against the beneficiary or any transferee of the Credits (or any Persons or entities for whom such beneficiary or transferee may be acting), Citibank or any other Person, whether in connection with this Agreement, the transactions contemplated herein or any unrelated transaction; (iii) without limiting Section 8(b) below, any Draft, demand certificate or any other document presented under the Credits proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iv) without limiting Section 8(b) below, payment by Citibank under the Credits against presentation of a Draft or other document that does not comply with the terms of the Credits, (v) the surrender or impairment of any security for the performance or observance of any of the terms of this Agreement or any Credit; (vi) any non-application or misapplication by the beneficiary of the Credits or the proceeds of any drawing under the Credits; (vii) the fact that a Default shall have occurred and be continuing; or (viii) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, Applicant’s obligations hereunder.

(b) Neither Citibank nor any of its Related Parties shall have any liability or responsibility by reason of or in connection with the issuance or transfer of the Credits or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding subsection (a)), or any error, omission, interruption, loss or delay in transmission or delivery of any Draft, notice or other communication under or relating to the Credits (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of Citibank; provided that the foregoing shall not be construed to excuse Citibank from liability to Applicant to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by Applicant to the extent permitted by applicable law) suffered by Applicant that are caused by Citibank’s failure to exercise care when determining whether Drafts and other documents presented under the Credits comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of Citibank (as finally determined by a court of competent jurisdiction), Citibank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented that appear on their face to be in substantial compliance with the terms of the Credits, Citibank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary (other than a valid injunction issued by a court of competent jurisdiction), or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of the Credits.

9. Independence. Applicant acknowledges that the rights and obligations of Citibank under the Credits are independent of the existence, performance or nonperformance of any contract or arrangement underlying the Credits, including contracts or arrangements between Citibank and Applicant and between Applicant and the beneficiary of any Credit. Citibank shall have no duty to notify Applicant of its receipt of a Draft, certificate or other document presented under any Credit or of its decision to honor any such Credit. Citibank may, without incurring any liability to Applicant or impairing its entitlement to reimbursement under this Agreement, honor any Credit despite notice from Applicant of, and without any duty to inquire into, any defense to payment or any adverse claims or other rights against the beneficiary of any Credit or any other Person. Citibank shall have no duty to request or require the presentation of any document, including any default certificate, not required to be presented under the terms and conditions of any Credit. Citibank shall have no duty to seek any waiver of discrepancies from Applicant, nor any duty to grant any waiver of discrepancies which Applicant approves or requests. Citibank shall have no duty to extend the expiration date or term of any Credit or to issue a replacement letter of credit on or before the expiration date of any Credit or the end of such term.

10. Non-Documentary Conditions. Citibank is authorized (but shall not be required) to disregard any non-documentary conditions stated in any Credit.

11. Transfers. If, at Applicant’s request, any Credit is issued in transferable form, Citibank shall have no duty to determine the proper identity of anyone appearing in any transfer request, Draft, or other document as transferee, nor shall Citibank be responsible for the validity or correctness of any transfer.

12. Extensions and Modifications of the Credit. This Agreement shall be binding upon Applicant with respect to any extension or modification of any Credit made at Applicant’s request or with Applicant’s consent. Applicant’s Obligations shall not be reduced or impaired in any way by any agreement by Citibank and the beneficiary of any Credit extending Citibank’s time to honor or to give notice of discrepancies and any such agreement shall be binding upon Applicant.

13. Covenants of Applicant. Applicant will, so long as any Credit or any reimbursement or other payment obligation of Applicant under this Agreement remains outstanding, comply with the covenants set forth below:

(a) Applicant will furnish to Citibank (i) within 90 days after the end of each fiscal year of Applicant, its audited consolidated balance sheet and statements of consolidated income, stockholders’ equity and comprehensive income and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by the independent registered public accounting firm (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Applicant and the consolidated Subsidiaries on a consolidated basis in conformity with GAAP; (ii) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of Applicant, its unaudited consolidated balance sheet and statements of income and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of its Financial Officers as presenting fairly, in all material respects, the financial condition and results of operations of the Applicant and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes; (iii) concurrently with any delivery of financial statements under clause (i) or (ii) above, a certificate of a Financial Officer of the Applicant certifying as to whether a

Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto; (iv) promptly after the same become publicly available, copies of all reports on Forms 10-K, 10-Q and 8-K (or any substitute or successor forms) filed by the Applicant with the Securities and Exchange Commission (“SEC”), or any Governmental Authority succeeding to any or all of the functions of the SEC, or distributed by the Applicant to its shareholders generally, as the case may be; (v) promptly following a request therefor, all documentation and other information that Citibank reasonably requests as necessary in order for it to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act; and (vi) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Applicant or any Material Subsidiary, or compliance with the terms of this Agreement, as Citibank may reasonably request. Information required to be delivered pursuant to this Section shall be deemed to have been delivered if such information, or one or more annual or quarterly reports containing such information, shall be available on the website of the SEC at http://www.sec.gov and a confirming electronic correspondence shall have been delivered or caused to be delivered to Citibank providing notice of such posting or availability; provided that the Applicant shall deliver paper copies of such information to Citibank if Citibank requests such delivery. Information required to be delivered pursuant to this Section may also be delivered by electronic communications pursuant to procedures approved by Citibank.

(b) Applicant will furnish to Citibank written notice of the occurrence of any Default promptly after any Financial Officer becomes aware thereof. Each notice delivered under this subsection (b) shall be accompanied by a statement of a Financial Officer or other executive officer of Applicant setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

(c) Applicant will observe or perform each covenant, condition and agreement contained in Section 5.03 of the Credit Agreement (but only with respect to the Applicant’s existence) and in Article VI of the Credit Agreement.

14. Representations and Warranties of Applicant. Applicant represents and warrants that (a) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect; (b) the transactions contemplated by this Agreement are within the Applicant’s corporate powers and have been duly authorized by all necessary corporate action, this Agreement has been duly executed and delivered by the Applicant and constitutes a legal, valid and binding obligation of the Applicant, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law; (c) the transactions contemplated by this Agreement (i) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except (A) such as have been obtained or made and are in full force and effect, (B) those required in the ordinary course of business of the Applicant in connection with the performance by the Applicant of its obligations of the covenants hereunder, other filings under securities laws, and filings, registrations consents or approvals in each case not required to be made or obtained by the date hereof, and (C) the filing by the Applicant of a Periodic Report on Form 8-K with respect to the transactions contemplated hereby, which filing will be made promptly following the execution and delivery of this Agreement, (ii) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Applicant or any order of any Governmental Authority, (iii) will not result in a material violation of or default under any indenture or other material agreement or instrument binding upon the Applicant or any of the Subsidiaries or their assets, or give rise to a right thereunder to require any payment to be made by the Applicant or any of the Subsidiaries, and (iv) will not result in the creation or imposition of any material Liens on any material assets of the Applicant or any of the Subsidiaries; (d) Applicant has heretofore furnished to Citibank its audited consolidated balance sheet and statements of consolidated income, stockholders’ equity and cash flows as of and for the fiscal year ended December 31, 2011, reported on by independent public accountants. Such financial statements present fairly, in all material respects, the consolidated financial position of the Applicant and its Subsidiaries as of the date thereof and results of operations and cash flows of the Applicant and its Subsidiaries for the periods covered thereby in accordance with GAAP; (e) each of the reports required to be filed by the Applicant under Section 13(a) of the Securities Exchange Act of 1934 since December 31, 2011 has been filed and such reports (as each such report may have been supplemented or revised by any subsequent report filed by the Applicant) do not contain an untrue statement of a material fact and do not omit to state a material fact necessary in order to make the statements therein in the light of the circumstances under which they were made, not misleading; provided, however, that with respect to any projected financial information or other forward looking statements, the Applicant represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time; (f) neither Applicant nor any of the Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock and (g) neither the Applicant nor any of the Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

15. Default. Each of the following shall be an “Event of Default” under this Agreement: (a) the Applicant’s failure to pay (i) when due, any principal of any obligation to Citibank under this Agreement, or (ii) within five (5) Business Days when due, any interest on any obligation to Citibank or any fee or other amount payable to Citibank under this Agreement, (b) Applicant’s failure to observe or perform any covenant, condition or agreement contained in Section 5.03 of the Credit Agreement (but only with respect to the Applicant’s existence) or in Article VI of the Credit Agreement, (c) Applicant’s failure to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clauses (a) and (b) of this Section), and such failure shall continue unremedied for a period of 60 days after written notice thereof from Citibank to the Applicant, (d) any representation or warranty made in this Agreement or any document delivered by it under this Agreement, shall prove to have been incorrect in any material respect when made, deemed made or delivered, or (e) any “Event of Default” under and as defined in the Credit Agreement, shall have occurred and be continuing.

16. Remedies; Security Letter of Credit Proceeds. (a) To the extent the Obligations are not fully satisfied pursuant to the last sentence of Section 16(b), if any Event of Default shall have occurred and be continuing, the amount of each Credit as well as any or all Obligations shall, at Citibank’s option, become due and payable immediately without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived by Applicant; provided, however, that in the event of an actual or deemed entry of an order for relief with respect to Applicant under the U.S. Federal Bankruptcy Code, the amount of the Credit and all Obligations shall automatically become due and payable without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by Applicant. In addition, Citibank may (i) if any Credit shall not have been issued, by notice to Applicant declare its obligation to issue any Credit to be terminated, whereupon the same shall forthwith terminate, and (ii) send notice to Applicant of the occurrence of an Event of Default thereby resulting in (I) the termination of the Credits on the tenth Business Day following receipt by Applicant of such notice and (II) pursue all other remedies available at law, by contract, in equity or otherwise.

(b) Citibank agrees, to the fullest extent permitted by law, (i) to apply the proceeds of each draw under the Security Letter of Credit directly to the satisfaction of the Obligations due and payable at the time of such draw and (ii) to apply any remaining amount of such draw (and any proceeds or investments thereof) directly to the other Obligations, when and as such Obligations become due and payable (such drawn amounts and any proceeds or investments thereof, “Security Letter of Credit

Proceeds”). Receipt or application of the Security Letter of Credit Proceeds to the Obligations in accordance with the foregoing shall constitute for all purposes of this Agreement (including reinstatement, if applicable, of amounts available to be drawn under any Credit) satisfaction of the Obligations to the extent of the amounts so applied.

(c) Subject to Section 16(b), Applicant agrees that Citibank will have the sole right to sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Security Letter of Credit Proceeds it holds, free from any claim or right of any nature whatsoever of Applicant, including any equity or right of redemption by Applicant. For purposes of any rights or remedies authorized under this Agreement, Citibank will be deemed to continue to hold all Security Letter of Credit Proceeds, regardless of whether Citibank has exercised any rights with respect to any Security Letter of Credit Proceeds pursuant to the preceding sentence.

(d) Citibank agrees that promptly following the Termination Date, Citibank will return to CUSA all Security Letter of Credit Proceeds, if any, then held by Citibank. Citibank and Applicant agree that, for the avoidance of doubt, (i) the Security Letter of Credit Proceeds are the property of Citibank and not of Applicant, (ii) Applicant has no interest in the Security Letter of Credit or any Security Letter of Credit Proceeds other than the right to receive any remaining Security Letter of Credit Proceeds following the Termination Date as described in the immediately preceding sentence, and (iii) this Agreement does not constitute a transfer of the property of Applicant.

(e) Applicant agrees that, from time to time upon the written request of Citibank, Applicant will execute and deliver such further documents and do such other acts and things as Citibank may reasonably request in order fully to effect the purposes of this subsection. Citibank may employ agents and attorneys in fact in connection with this Section and shall not be responsible for the negligence or misconduct of any such agents or attorneys in fact selected by it in good faith.

17. Set-off. If any Event of Default shall occur and be continuing, Citibank may set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by Citibank to or for the credit or the account of Applicant (“Deposits”) against any and all of the Obligations to the extent that such Obligations have not been fully satisfied pursuant to the last sentence of Section 16(b) or otherwise, irrespective of whether or not Citibank shall have made any demand under this Agreement and although such Deposits or Obligations may be unmatured or contingent. Citibank’s rights under this Section are in addition to other rights and remedies (including other rights of set-off) which Citibank may have under this Agreement or applicable law.

18. Waiver of Immunity. Applicant acknowledges that this Agreement is, and each Credit will be, entered into for commercial purposes and, to the extent that Applicant now or later acquires any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, Applicant now irrevocably waives its immunity with respect to the Obligations.

19. Notices; Interpretation; Severability. Notices shall be effective, if to Applicant, when sent to its address indicated below the signature line and, if to Citibank, when received at Two Penns Way, Suite 110, New Castle, Delaware 19720, Attention Dennis Banfield, facsimile number: 212-994-0847, or as to either, such other address as either may notify the other in writing. Headings are included only for convenience and are not interpretative. The term “including” means “including without limitation.” If any provision of this Agreement is held illegal or unenforceable, the validity of the remaining provisions shall not be affected.

20. Successors and Assigns. This Agreement shall be binding upon Applicant and its successors and permitted assigns, and shall inure to the benefit of and be enforceable by Citibank, its successors and permitted assigns. Applicant shall not voluntarily transfer or otherwise assign any of its obligations under this Agreement. Citibank, subject, if the transferee is not an Affiliate, to Applicant’s consent if no Event of Default exists, may transfer or otherwise assign its rights and obligations under this Agreement, in whole or in part, and shall be forever relieved from any liability with respect to the portion of Citibank’s rights or obligations transferred or assigned. Applicant acknowledges that information pertaining to Applicant as it relates to this Agreement or the Credits may be disclosed to (actual or potential) transferees or assignees so long as such actual or potential transferee agrees to be bound by the confidentiality provisions hereof. This Agreement shall not be construed to confer any right or benefit upon any Person other than Applicant and Citibank and their respective successors and permitted assigns.

21. Modification; No Waiver. None of the terms of this Agreement may be waived or amended except in a writing signed by the party against whose interest the term is waived or amended. Forbearance, failure or delay by Citibank in the exercise of a remedy shall not constitute a waiver, nor shall any exercise or partial exercise of any remedy preclude any further exercise of that or any other remedy. Any waiver or consent by Citibank shall be effective only in the specific instance and for the specific purpose for which it is given and shall not be deemed, regardless of frequency given, to be a further or continuing waiver or consent.

22. Multiple Role Disclosure. Citibank and its Affiliates offer a wide range of financial services, including back-office letter of credit processing services on behalf of financial institutions and letter of credit beneficiaries. Citibank’s services are provided internationally to a wide range of customers, some of whom may be Applicant’s counter-parties or competitors. Applicant acknowledges and accepts that Citibank and its Affiliates may perform more than one role in relation to any particular Credit.

23. Integration; Remedies Cumulative; Delivery by Facsimile. This Agreement constitutes the entire agreement between the parties concerning Citibank’s issuance of a Credit or Credits for Applicant’s account and supersedes all prior or simultaneous agreements, written or oral. All rights and remedies of Citibank under this Agreement and other documents delivered in connection with this Agreement are cumulative and in addition to any other right or remedy under this Agreement, the Credits or applicable law. Delivery of a signed signature page to this Agreement by facsimile transmission shall be effective as, and shall constitute physical delivery of, a signed original counterpart of this Agreement.

24. Termination; Surviving Provisions. This Agreement shall be terminated on the Termination Date. Restrictive provisions in this Agreement, such as indemnity, tax, immunity, and jurisdiction provisions shall survive termination of this Agreement. If any Credit is issued in favor of any bank or other financial or commercial entity in support of an undertaking issued by such bank or entity on behalf of Applicant or Citibank, Applicant shall remain liable under this Agreement (even after expiry of any such Credit) for amounts paid and expenses incurred by Citibank with respect to any such Credits or the undertaking until Citibank is released by such other bank or entity.

25. Governing Law; Submission to Jurisdiction; Confidentiality. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Applicant hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Applicant irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

(b) Applicant agrees that Citibank may issue Credits subject to the Uniform Customs and Practice for Documentary Credits International Chamber of Commerce Publication No. 600 (the “UCP”) or the International Standby Practices, International Chamber of Commerce No. 590 (the “ISP”) or, at Citibank’s option, such later revision thereof in effect at the time of issuance of any Credit. The UCP or the ISP, as applicable, shall serve, in the absence of proof to the contrary, as evidence of general banking usage with respect to the subject matter thereof.

(c) Applicant agrees that for matters not addressed by the UCP or the ISP, the Credits shall be subject to and governed by the laws of the state of New York and applicable U.S. Federal laws. If, at Applicant’s request, any Credit expressly chooses a state or country law other than New York, U.S.A., or is silent with respect to UCP, ISP or governing law, Citibank shall not be liable for any payment, cost, expense or loss resulting from any action or inaction taken by Citibank if such action or inaction is justified under UCP, ISP, New York law or the law governing any such Credit.

(d) Citibank agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to Citibank and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisers (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential) on a “need to know” basis solely in connection with the transactions contemplated by this Agreement, (ii) to the extent requested by any regulatory authority, provided, however, that, to the extent legally permitted, the Applicant is promptly notified in order that it may seek a protective order or take other appropriate action, (iii) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (iv) to the extent reasonably required or reasonably deemed advisable in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (v) subject to an agreement containing provisions substantially the same as those of this subsection (d), to (A) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement or (B) any actual or prospective counterparty (or its advisors) to any securitization, swap or derivatives transaction relating to the Applicant, any Subsidiaries and the obligations hereunder, (vi) with the consent of the Applicant or (vii) to the extent such Information (A) becomes publicly available other than as a result of a breach of this subsection (d) or (B) becomes available to Citibank on a nonconfidential basis from a source other than the Applicant. For the purposes of this subsection (d), “Information” means all information received from the Applicant in connection with this Agreement relating to the Applicant or its business, other than any such information that is available to Citibank on a nonconfidential basis prior to disclosure by the Applicant; provided that, in the case of information received from the Applicant after the date hereof, such information is clearly identified as confidential at the time of delivery. Any Person required to maintain the confidentiality of Information as provided in this subsection (d) shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

26. Defined Terms. Unless otherwise defined in this Agreement, capitalized terms used in this Agreement shall have the following meanings:

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Applicant” shall have the meaning set forth in the Preamble hereto.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to remain closed.

“Change in Law” means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by Citibank (or, for purposes of Section 5(b), by any lending office of Citibank or by Citibank’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the

Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Consolidated Net Revenue” means, for any period, the net revenue of the Applicant and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Total Assets” means, on any date, the aggregate amount of assets of the Applicant and its Subsidiaries determined on a consolidated basis in accordance with GAAP.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Credit” shall have the meaning set forth in the Preamble hereto.

“Credit Agreement” means the Five Year Credit Agreement, dated as of April 23, 2012, among Applicant, as borrower, the lenders named therein and Citicorp USA, Inc., as issuing bank and administrative agent, as amended, supplemented, modified, amended and restated or refinanced from time to time.

“Default” means any event or condition that constitutes an Event of Default or that upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Deposits” shall have the meaning set forth in Section 17 hereto.

“Draft” shall have the meaning set forth in Section 2 hereto.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources or the management, release or threatened release of any Hazardous Material.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Applicant or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Event of Default” shall have the meaning set forth in Section 15 hereto.

“Excluded Taxes” means, with respect to Citibank or any other recipient of any payment to be made by or on account of any obligation of the Applicant hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by any Governmental Authority, (b) any branch profits taxes or any similar tax imposed by any Governmental Authority, (c) in the case of a foreign assignee or any foreign branch or Affiliate of Citibank caused by Citibank to issue a Credit, any withholding tax that is imposed by the United States of America on amounts payable to such foreign assignee that are in effect at the time such foreign assignee becomes a party to this Agreement (or designates a new lending office), except to the extent that such foreign assignee (if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Applicant with respect to such withholding tax pursuant to Section 6(a) and (d) in the case of Citibank, any withholding tax that is imposed by the United States of America on amounts payable to Citibank that are attributable to Citibank’s failure to comply with Section 6(e).

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer, assistant treasurer or controller of the Applicant.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means the government of the United States of America, or any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Indemnified Taxes” means Taxes (other than Excluded Taxes) and Other Taxes.

“Indemnitee” shall have the meaning ascribed to it in Section 7.

“ISP” shall have the meaning set forth in Section 25 hereto.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, the Applicant or any Subsidiary shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

“Material Adverse Effect” means an event or circumstance that constitutes a material adverse effect on (a) the business, operations or condition, financial or otherwise, of the Applicant and the Subsidiaries taken as a whole, (b) the ability of the Applicant to perform any of its material obligations under the Credit Agreement or this Agreement or (c) the legality, validity, binding effect or enforceability against the Applicant of the Credit Agreement or this Agreement.

“Material Subsidiary means, at any time, (a) each Subsidiary that would be a “significant subsidiary” within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC and (b) each other Subsidiary designated as a “designated subsidiary” by the Applicant. The Applicant will designate one or more Subsidiaries as “designated subsidiaries” when and as necessary in order that there will at no time be two or more Subsidiaries that are not Material Subsidiaries under the preceding sentence but that, if considered together as a single Subsidiary, would cause the total for all such Subsidiaries to exceed 20% of either (i) Consolidated Total Assets at such time or (ii) Consolidated Net Revenue for the period of four calendar quarters ended at or most recently prior to such time.

“Obligations” shall have the meaning set forth in Section 8 hereto.

“Other Taxes” means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies (but excluding any tax, charge or levy that constitutes an Excluded Tax) arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Security Letter of Credit” means a Letter of Credit issued by Citicorp USA, Inc. naming Citibank as beneficiary to support the payment by the Applicant of the Obligations.

“Security Letter of Credit Proceeds” shall have the meaning set forth in Section 16 hereto.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary” means any subsidiary of the Applicant.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

“Termination Date” means the later to occur of (a) the termination of the Security Letter of Credit and (b) the date of the termination or expiry of all Credits and the payment in full (including, without limitation, by application of Security Letter of Credit Proceeds in accordance with this Agreement) of all Obligations that are or may become payable (other than unasserted contingent obligations).

“U.S.” means the United States of America.

“UCP” shall have the meaning set forth in Section 25 hereto.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, supplemented, amended and restated or otherwise modified from time to time.

27. JURY TRIAL WAIVER. APPLICANT AND CITIBANK EACH IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM, COUNTERCLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE CREDIT, OR ANY DEALINGS WITH ONE ANOTHER RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT.

Very truly yours,

Applicant: The Sherwin-Williams Company

By: (Authorized Signer):

/s/ Cynthia D. Brogan
	(Signature)	Relationship Manager (Signature & Stamp)

Cynthia D. Brogan
	(Print Name)	/s/

Vice President and Treasurer
	(Title)	(Other required Signature & Stamp)

Address:	101 W. Prospect Avenue

Cleveland, OH 44115

Co-Applicant (if any):

By (Authorized Signer):

(Signature)

(Print Name)

(Title)

Address:

(For Citibank Use Only) Approvals to Issue

Annex I

Application for Standby Letter of Credit

Citibank, N.A., New York, NY 10043

Attn: Standby Letter of Credit Dept.,	Letter of Credit Reference No.
Advising Bank (Name and Address)	Applicant (Name and Address)	The Sherwin-Williams Company
Beneficiary (Name and Address)	Expiry Date and Place:	[NOT LATER THAN FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE OF THE SECURITY LETTER OF CREDIT]

	Amount (In specific currency):	$

This Application is for the issuance of a standby letter of credit under and subject to the terms and conditions of (select one):

The Agreement for Standby Letter of Credit attached hereto:

☐	The Continuing Agreement for Commercial and / or Standby Letters of Credit dated .*

☐ Other (describe):

Subject to the following terms and conditions, please issue your irrevocable Letter of Credit (hereinafter called the “Credit”) to be available by the beneficiary’s draft(s):

Drawn at sight on:

Citibank, N.A., New York, NY

☐	Other:

(Name and Address of Paying Bank, if any)

Accompanied by Beneficiary’s written statement that the amount of any drafts(s) drawn hereunder represent funds due and payable because of the following reasons (select one):

☐	Applicant of the Credit has failed to comply with terms or conditions of a contract described as:

☐	Applicant of the Credit has been awarded a contract under an offer to bid and has failed to become a party to the contract related thereto describe):

☐    It has become necessary for the Beneficiary bank or other financial entity to make payment under its undertaking issued on behalf of Applicant of this Credit, with an expiration date of                                                          , at its counters, in favor of                                                                                                                                                                                             , in relation to

Description of transaction if other than described

above:                 See attached                                                  (If a sample of the wording is attached, insert “See Attached” above)

* If a Continuing Agreement is already in place, submit only this Application, with customer’s signature and account manager’s approvals on page 2 of this form.

☐    Credit to be issued in transferable form.

Any transfer(s) to this Credit to be effective by Citibank, N.A., at its Tampa, FL offices

(Indicate an appropriate transferring bank name and location)

Attachments hereto impose additional terms and conditions on Applicant and / or Citibank and are incorporated into this
Application and Agreement as if fully set forth herein.

☐	All banking charges, other than Citibank, N.A. charges, are for account of: ☐ Beneficiary
☐	Applicant

Transmit the Credit by:    ☐    Cable / SWIFT    ☐    Airmail     ☐    Courier Service.

All drafts and documents called for under the Credit are to be delivered by the negotiating or paying bank to Citibank, N.A. New York by Airmail in a single mailing.

Applicant’s Signature	Date

Account Manager’s Signature and Stamp	Date

The undersigned Co-Applicant hereby agrees to all terms and conditions contained in any “CONTINUING AGREEMENT FOR STANDBY AND COMMERCIAL LETTERS OF CREDIT” that may be in place between Citibank, N.A. and the primary Applicant.

Co-Applicant Signature (if any)	Co-Applicant Name

Co-Applicant Address	Date